Exhibit 99.4

0 BRAGG GAMING GROUP INC. ANNUAL MEETING TUESDAY, JUNE 17, 2025 AT 10:00 A.M. EDT FOR HOLDERS AS OF MAY 06, 2025 104833306 1-800-454-8683 JUNE 13, 2025 1A Election of Director - Matevz Mazij RECOMMENDATION: FOR 1B Election of Director - Holly Gagnon RECOMMENDATION: FOR 1C Election of Director - Mark Clayton RECOMMENDATION: FOR 1D Election of Director - Kent Young RECOMMENDATION: FOR 1E Election of Director - Don Robertson RECOMMENDATION: FOR 1F Election of Director - Ron Baryoseph RECOMMENDATION: FOR 2 To re-appoint MNP LLP of Toronto, Ontario as auditors for the RECOMMENDATION: FOR ensuing year and to authorize the directors of the Corporation to fix their remuneration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

BRAGG GAMING GROUP INC. ANNUAL MEETING TUESDAY, JUNE 17, 2025 AT 10:00 A.M. EDT ** ISSUER COPY ** 1 1 104833306 1 1 51 MERCEDES WAY EDGEWOOD NY 11717 offices of Blake, Cassels & Graydon LLP ** 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9 BRAGG GAMING GROUP INC. 130 KING STREET WEST, SUITE 1955, TORONTO, ON M5X 1K6 CANADA 101010101010101010 11 0000111100100001 1110 10110001100100 111001 110100000111 10110110 0010010100 1010010010 00000111 111100000000 111000 10110010011100 0101 1110000010011011 00 111010111100000001 111100100011010110 1 11001101110100011 110 011000000110110 10101 0001111111101 1001111 11000110000 100010110 011001001 10010011001 0001000 1111111111111 11111 P33258- 10 110 0 0 10 0 0 111 10 110 0 0 10 0 0 111